[Letterhead]

March 15, 2006

VIA EDGAR
Securities and Exchange Commission Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549

RE:	Auto Underwriters of America, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
File No. 0-11582

Ladies and Gentlemen:

             Filed on behalf of Auto Underwriters of America, Inc. (“Auto Underwriters”), this letter is submitted in response to the Staff’s written comments of February 23, 2006.  This letter describes Auto Underwriters’ response to each comment.  In addition, please refer to Attachment 1 to this letter concerning certain representations by Auto Underwriters.

Comment No. 1

Item 8a. Controls and Procedures, page 19

             Please be advised that Auto Underwriters has filed an amendment to its Form 10-KSB for the fiscal year ended June 30, 2005 to include management’s conclusion regarding the effectiveness of  Auto Underwriters’ disclosure controls and procedures.

Comment No. 2

Statement of Cash Flows, F-5

            Auto Underwriters reported the sale of various finance receivables to a third party during our fiscal year ending June 30, 2005 as investment activities because Auto Underwriters does not view any of its accounts receivables as “investments” that require disclosures with regards to securities held-for-investment or securities held-for-sale because of Auto Underwriters’ need for immediate cash flows.

Securities and Exchange Commission
March 15, 2006

            Auto Underwriters feels comfortable with the classification on its balance sheet of its finance receivables as of June 30, 2005.  To change its accounts receivable from receivables to investments would lead an investor to the wrong conclusion that Auto Underwriters originates its installment agreements for resale which is not the case.  Auto Underwriters originates retail installment agreements and provides servicing of these retail installment agreements throughout the term of each note for an interest spread. Due to Auto Underwriters’ immediate cash flow requirements, Auto Underwriters has to sell off certain accounts receivables at discounted present valuations which lead to discounts on loans sold.  Auto Underwriters final sale occurred in October 2005 and no further sales are contemplated.

            In accordance with SFAS 102 and SOP 01-6, Auto Underwriters does not purchase any securities for the purpose of resell nor does it provide financing or lending to others.  Auto Underwriters originates and services its own retail installment agreements and the interest earned is included in interest income.  Auto Underwriters has not purchased any securities for the purpose of holding for investment.

Comment No. 3

Note J - Related Party Transactions, Page F-11

            Auto Underwriters purchases its auto inventory from a related party under an informal floor plan arrangement.  Auto Underwriters considered the following: (i) it has no formal written floor plan agreements with the related party, (ii) it is not dealing with a trading company, (iii) it is not seeking certain tax benefits under the Extraterritorial Income Exclusion regime, and (iv) the related party does not act as a principal in any of Auto Underwriters’ transactions, and Auto Underwriters does not act as an agent or get paid with a commission.

            Therefore, Auto Underwriters is not required to present on its financial statements net revenues.  The proper way to disclose Auto Underwriters’ financial statements should be based on the purchases of inventory as sales revenues with a related cost of goods sold.  To net purchases from a related party would be misleading to the actual operations and intent of its existence.

            The fact that Auto Underwriters purchased a material amount of its inventory from a related party that has no financial incentive to provide a floor plan to Auto Underwriters, but does so as a matter of convenience, is not enough to fall within the reporting guide lines of EITF 99-19.  Auto Underwriters could have purchased its inventory from many other sources but elected to purchase its inventory from a related party due to convenience and price point considerations.  At each reporting period, all inventory currently provided by this related third party is excluded from inventory for valuation purposes and financial statement presentation purposes.

Securities and Exchange Commission
March 15, 2006

            Auto Underwriters believes that its financial presentation is correct and shows an accurate disclosure of useful information to an investor.  Auto Underwriters is an automotive dealer that should have a separate presentation for automotive sales, related automotive cost of goods sold, and interest earned on its portfolio of accounts receivable just as each reporting entity within its peer group.

            Thank you for your assistance. Please do not hesitate to contact the undersigned at your earliest convenience if you have any further questions or comments.

Very truly yours,

Auto Underwriters of America, Inc.

By: /s/ Dean Antonis
Dean Antonis President and Treasurer

ATTACHMENT NO. 1

            In connection with responding to the Staff’s written comments, Auto Underwriters acknowledges that:

1.	Auto Underwriters is responsible for the adequacy and accuracy of the disclosure in its filings;
2.

Staff comments or changes to disclosure in response to staff comments on Auto Underwriters’ filings reviewed by the staff do not foreclose the Commission from taking any action with respect to Auto Underwriters’ filings; and

3.	Auto Underwriters may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Auto Underwriters of America, Inc.

By: /s/ Dean Antonis
Dean Antonis President and Treasurer